[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]
MARGUERITE C. BATEMAN
DIRECT LINE: 202.383.0107
E-mail: marguerite.bateman@sablaw.com
April 11, 2008
Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
          Re:      MLIG Variable Insurance Trust; File No. 811-21038
Dear Ms. Roberts:
     On April 2, 2008 you provided comments by telephone to Cynthia R. Beyea on a preliminary proxy statement filed by the MLIG Variable Insurance Trust (the “Trust”). On behalf of the Trust, set forth below are the Trust’s responses to your comments.
Comment:
1.	In Appendix A, please include the addresses of Merrill Lynch Life Insurance Company and Merrill Lynch Life Insurance Company of New York.
Response:
The addresses have been added to Appendix A.
Comment:
2.	Please disclose the name and address of the Trust’s independent registered public accounting firm and include the information required by Item 9 of Schedule 14A.
Response:
The proxy statement has been revised accordingly.
Comment:
3.	Please provide the disclosure required by Item 22(a)(3)(v) of Schedule 14A.
Response:
The Trust confirms that there is nothing to disclose under Item 22(a)(3)(v).

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission

Comment:
4.	In the chart describing the principal occupations of the Trustees, please include a description of the Boeing Company.
Response:
The proxy statement has been revised accordingly.
Comment:
5.	Please state the total number of Board meetings in the last fiscal year and indicate if any Trustee attended less than 75% of such meetings.
Response:
     The proxy statement has been revised to indicate that the Board held a total of seven meetings in 2007 and that all Trustees were present at each meeting.
Comment:
6.	Please provide the information required by Item 22(b)(15)(i) of Schedule 14A and Item 407(f) of Regulation S-K.
Response:
The proxy statement has been updated to include this information.
Comment:
7.	If the Trust engages in householding, please provide the appropriate disclosure.
Response:
The Trust does not engage in householding.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission

Comment:
8.	On page three of the proxy statement, please clarify what will happen if the 10% threshold is not reached.
Response:
Additional disclosure has been added to the proxy statement to indicate that the Insurance Companies may solicit additional voting instructions.
Comment:
9.	In either the cover letter for the filing or on the facing sheet, indicate the approximate date that materials will be distributed to the public.
Response:
The cover letter of the filing will include this information.
Comment:
10.	Please make the following editorial changes:
a.	On the first page of the letter to Contract Owners, replace the word “both” with “more”
b.	On the second page of the letter to Contract Owners, in the second to last paragraph, replace the word “proposal” with “proposals”.
c.	On page 3 of the proxy statement, revise the last sentence of the second paragraph to read: “Roszel Advisors has engaged at least one subadviser for each Portfolio to provide that Portfolio with day-to-day portfolio management.”
d.	On page 3 of the proxy statement, in the last sentence of the third paragraph, delete the phrase “a series of”.
e.	On page 10 of the proxy statement, in the last sentence on the page, replace the word “for” with “vote”.
f.	On page 13 of the proxy statement, in the fourth paragraph from the bottom of the page, replace the second to last “or” with “of”.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission

Response:
The proxy statement has been revised accordingly.
Comment:
11.	Please provide a response letter to the comments and include a letter from the Trust acknowledging its responsibility for the content of the proxy statement.
Response:
The requested letter is attached and, along with this letter, it will be filed via EDGAR as correspondence.
* * *
     We very much appreciate your attention to this matter, and we hope the foregoing is responsive to your comments. Please do not hesitate to call the undersigned at 202-383-0107 if you have any questions.

Sincerely,
/s/ Marguerite Bateman
-------------------------------
Marguerite Bateman

Enclosure
cc:     Barry G. Skolnick, Esq.